Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Flagship Pioneering Fund VI, L.P.

Signature: /s/ Noubar B. Afeyan, Ph.D.
Name/Title: Noubar B. Afeyan, Ph.D., Sole Member and Manager of Manager of Manager of General Partner
Date: May 15, 2026

Flagship Pioneering Fund VI General Partner LLC

Signature: /s/ Noubar B. Afeyan, Ph.D.
Name/Title: Noubar B. Afeyan, Ph.D., Sole Member and Manager of Manager of Manager
Date: May 15, 2026

Pioneering Medicines 02, LLC

Signature: /s/ Charles R. Carelli, Jr.
Name/Title: Charles R. Carelli, Jr., Manager
Date: May 15, 2026

Flagship Pioneering Fund VII, L.P.

Signature: /s/ Noubar B. Afeyan, Ph.D.
Name/Title: Noubar B. Afeyan, Ph.D., Title: Sole Member and Manager of Manager of Manager of General Partner
Date: May 15, 2026

Flagship Pioneering Fund VII General Partner LLC

Signature: /s/ Noubar B. Afeyan, Ph.D.
Name/Title: Noubar B. Afeyan, Ph.D., Title: Sole Member and Manager of Manager of Manager
Date: May 15, 2026

Nutritional Health LTP Fund, L.P.

Signature: /s/ Noubar B. Afeyan, Ph.D.
Name/Title: Noubar B. Afeyan, Ph.D., Sole Member and Manager of Manager of Manager of General Partner
Date: May 15, 2026

Nutritional Health LTP Fund General Partner LLC

Signature: /s/ Noubar B. Afeyan, Ph.D.
Name/Title: Noubar B. Afeyan, Ph.D., Sole Member and Manager of Manager of Manager
Date: May 15, 2026

Flagship Pioneering Special Opportunities Fund II, L.P

Signature: /s/ Noubar B. Afeyan, Ph.D.

Exhibit 99.1

Name/Title: Noubar B. Afeyan Ph.D., Sole Member and Manager of Manager of Manager of General Partner
Date: May 15, 2026

Flagship Pioneering Special Opportunities Fund II General Partner LLC

Signature: /s/ Noubar B. Afeyan, Ph.D.
Name/Title: Noubar B. Afeyan Ph.D., Sole Member and Manager of Manager of Manager
Date: May 15, 2026

FPN II, L.P.

Signature: /s/ Noubar B. Afeyan, Ph.D.
Name/Title: Noubar B. Afeyan, Ph.D., Sole Member and Manager of Manager of Manager of General Partner
Date: May 15, 2026

FPN General Partner LLC

Signature: /s/ Noubar B. Afeyan, Ph.D.
Name/Title: Noubar B. Afeyan, Ph.D., Sole Member and Manager of Manager of Manager
Date: May 15, 2026

Flagship VentureLabs VI LLC

Signature: /s/ Noubar B. Afeyan, Ph.D.
Name/Title: Noubar B. Afeyan, Ph.D., Sole Member and Manager of Manager of Manager of Manager
Date: May 15, 2026

Flagship VentureLabs VI Manager LLC

Signature: /s/ Noubar B. Afeyan, Ph.D.
Name/Title: Noubar B. Afeyan, Ph.D., Sole Member and Manager of Manager of Manager of Manager
Date: May 15, 2026

Flagship Pioneering, LLC

Signature: /s/ Noubar B. Afeyan, Ph.D.
Name/Title: Noubar B. Afeyan, Ph.D., Sole Member and Manager of Manager of Manager of Manager
Date: May 15, 2026

Afeyan Noubar

Signature: /s/ Noubar B. Afeyan, Ph.D.
Name/Title: Noubar B. Afeyan, Ph.D., Sole Member and Manager of Manager of Manager of Manager
Date: May 15, 2026